Petrohawk Energy Corporation

1100 Louisiana Street, Suite 4400

Houston, Texas 77002

September 26, 2006

Via EDGAR electronic transmission

and electronic transmission

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation

   Registration Statement on Form S-4

   File No. 333-137042

   Withdrawal of Acceleration Request Dated September 25, 2006

Ladies and Gentlemen:

Petrohawk Energy Corporation (the “Company”) hereby withdraws its acceleration request submitted by letter dated September 25, 2006 with respect to the above-referenced Registration Statement on Form S-4. The Company is requesting acceleration of effectiveness for the above-referenced Registration Statement on Form S-4 by separate letter of even date.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting William T. Heller IV by telephone: (713) 951-5807 or facsimile (713) 654-1871.

Very truly yours, PETROHAWK ENERGY CORPORATION

By:	/s/ Shane M. Bayless
Shane M. Bayless ExecutiveVice President, Chief Financial Officer& Treasurer